Michael Best & Friedrich LLP Attorneys at Law 100 East Wisconsin Avenue Suite 3300 Milwaukee, WI 53202-4108 Phone 414.271.6560 Fax 414.277.0656
May 8, 2007
Jay Mumford
Dear Mr. Mumford:
     On behalf of our client, TomoTherapy Incorporated (the “Company”), in response to your request, we have set forth below our analysis of the legal position with respect to Section 5 of the Securities Act of 1933 (the “Act”) and the free writing prospectuses filed by the Company with the Securities and Exchange Commission (the “SEC”) on May 7, 2007.
Relevant Facts
      On May 7, 2007, the Company filed with the SEC two free writing prospectuses. The first free writing prospectus (the “Update FWP”) highlighted updates included in the prospectus contained in Amendment No. 7 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), which was filed on May 7, 2007 immediately prior to the filing and distribution of the Update FWP. The second free writing prospectus (the “Investor FWP”) was an email sent by senior management of the Company to a single institutional investor in response to questions asked by that investor. Each of the recipients of the Update FWP and the recipient of the Investor FWP had previously received a printed copy of the Company’s preliminary prospectus containing a pricing range dated April 26, 2007 (the “Original Preliminary Prospectus”), which was contained in Amendment No. 5 to the Registration Statement filed on April 26, 2007. Amendment No. 6 to the Registration was filed on May 4, 2007 solely for the purpose of including exhibits and paying an additional filing fee, and accordingly did not contain a preliminary prospectus. The Investor FWP was sent by email solely to the one institutional investor described above. The Update FWP was distributed by the underwriters by means of an email to prospective investors that had received the Original Preliminary Prospectus.
     Pursuant to Rule 433(b)(2)(i) under the Act, a free writing prospectus prepared or used by a non-reporting issuer is required to be accompanied or preceded by the most recent preliminary prospectus that satisfies Section 10 of the Act and includes a pricing range. In this case, absent an applicable exception, since both the Investor FWP and the email FWP were electronic communications, the requirement to delivery the most recent preliminary prospectus could have been satisfied by the inclusion of an active hyperlink to the most recent preliminary prospectus. No such hyperlink to the Company’s most recently available preliminary prospectus was included in either of the FWPs.

Michael Best & Friedrich LLP Attorneys at Law 100 East Wisconsin Avenue Suite 3300 Milwaukee, WI 53202-4108 Phone 414.271.6560 Fax 414.277.0656
Analysis
     The Company has considered the issues that may arise under Section 5 of the Act in connection with the distribution of the FWPs. The Company believes that it would have meritorious defenses to any claim under Section 5 and that the risks related to such potential claims are remote. The Company reached this determination based on the following considerations:
     (1) The Company has recirculated by email a revised Update FWP to each prospective investor that received the original Update FWP and a revised Investor FWP to the individual prospective investor that received the original Investor FWP. The revised FWPs contained a hyperlink to the Company’s most recent preliminary prospectus. The Company highlighted at the top of each FWP that the prior FWP had not included a hyperlink in order to draw investors’ attention clearly to this fact. The Company believes that this prompt recirculation will enable recipients of the original FWPs to review the most recent preliminary prospectus while the content of the applicable FWP is still fresh.
     (2) The Update FWP contained only those specific changes that were included in Amendment No. 7 to the Registration Statement filed on May 7, 2007. This served to highlight just those changes for prospective investors and avoid them having to review over one hundred pages of disclosure to identify such changes. Each recipient of the Update FWP had previously received the Original Preliminary Prospectus. As a result, the Update FWP taken together with the Original Preliminary Prospectus, contained all information contained in the most recent preliminary prospectus that was part of Amendment No. 7 to the Registration Statement. Therefore, even if a hyperlink to the Original Preliminary Prospectus is found to have been required for technical compliance under Rule 433, its inclusion would not have resulted in providing any material information to those investors beyond the information contained in the documents they had already received.
     (3) The email contained in the Investor FWP was sent solely to one prospective institutional investor as a result of specific questions raised by that investor. This investor was also sent the Update FWP and had previously received the Original Preliminary Prospectus. Accordingly, the position of the investor is identical to that of other investors since it was in possession of all material information constituting the most recent preliminary prospectus at the time it received the Investor FWP. Therefore, the reasoning set forth above also applies to this individual. In addition, since the Investor FWP was only sent to a single investor, the Company believes that the any claim by this investor, even if successful, would be immaterial.
     (4) The Update FWP primarily disclosed updated information about the Company’s preliminary results of operations for the first quarter of 2006. The Company disclosed no change to its estimated revenues and disclosed improved estimated gross margins and net income. These results were accompanied by explanations and balancing disclosure. The Company does not believe that the information disclosed in the Update FWP, taken together with the information contained in the Original Preliminary Prospectus, would be material to a prospective investor’s investment decision. The Company based this conclusion in part on the fact that there was no change in estimated revenues and also based on the balancing language included in the Update FWP regarding the likelihood of future fluctuations in gross margins and net income.

Michael Best & Friedrich LLP Attorneys at Law 100 East Wisconsin Avenue Suite 3300 Milwaukee, WI 53202-4108 Phone 414.271.6560 Fax 414.277.0656
     (5) Finally, the first proviso to Rule 433(b)(2)(i) states that the use of a free writing prospectus is not conditioned on providing the most recent free writing prospectus if a prior such prospectus has been provided and there is no material change from that prior prospectus. This proviso is not limited to the issuer or an offering participant. On page 105 of the Adopting Release for the Offering Reforms, the following example is provided: “For example, once an investor has been sent a preliminary prospectus, absent a material change, the Rule permits subsequent e-mail communications to that investor by an offering participant that constitute free writing prospectuses without the user having to hyperlink to or otherwise redeliver a statutory prospectus with each communication.” The example implies that the medium of delivery is not material provided that the recipient of the FWP has been sent a preliminary prospectus that does not contain material changes from the most recent preliminary prospectus. In light of the reasoning set forth in paragraph (4) above, the Company believes that this provides a basis to assert that no violation of Section 5 occurred, technical or otherwise. Nevertheless, the Company determined that it would provide the fullest level of protection to investors to resend the FWPs with the hyperlink included.
     The Company has considered the disclosure contained in the Registration Statement and, in light of the factors set forth above, believes that no change to disclosure is warranted and that any such change may even result in investors incorrectly assessing the materiality of the Company’s exposure.
Sincerely,
Michael Best & Friedrich
/s/ Geoffrey R. Morgan
By: Geoffrey R. Morgan

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